Filed by Constellation Energy Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

Commission File No. 333-175162

On October 27, 2011, the following communication was distributed to Constellation Energy employees and posted on a company internal website dedicated to the merger with Exelon.

Design Phase Update from Ron and Steve		Rules of the Road

Many of you have asked about the progress of the Design Phase and what the Business Area Teams are focused on at this stage in the game. Here are a few questions and answers that will help you better understand where we are in the process of integration planning.

What has been accomplished to date by each team?

The teams completed the Analysis Phase of integration planning at the end of August and have spent the past six weeks designing their new organizations. It has been an intense period of work, building up to the first interim Design Phase check point during the week of October 17. The teams have been focused on updating or designing Management Models, developing organizational structures for post-close and end-state, and identifying savings opportunities. The teams also have spent significant time planning and executing plans to get ready for Day 1. Teams are at differing stages of completion on specific work streams, but all are making strong progress and expect to have design work complete by the end of the Design Phase in early December.

What are teams focusing on at this point?

The teams are pushing forward on their Design Phase deliverables, working with stakeholders and executives to lock down organizational structures and Management Model documents and continuing to identify savings opportunities. They also are laying out the migration plans needed to transition from two companies today to one fully integrated company. Additionally, Day 1 readiness is rising in importance, with expected transaction close in the first quarter of 2012. Teams are executing against their Day 1 action plans, and the Integration Office is sponsoring Day 1 readiness sessions in November to further prepare for transaction close.

While Exelon and Constellation work to obtain necessary regulatory approvals and to close the transaction, the companies must operate as entirely separate businesses. Employees must treat one another as competitors in our day-to-day work. This means we cannot directly exchange competitively sensitive information, and must be careful not to do anything that lessens competition between the companies or that would lessen either entity’s ability to compete were the transaction not to close. This is an important and sometimes complicated topic. If you have any questions, please discuss with your supervisor or legal counsel before action is taken.

What are the next big milestones?

The next interim deliverable for the Design Phase is on November 16, with the expectation that most of the design work will be completed by that date. The Day 1 readiness sessions will be held during that same week. The Business Area Teams will deliver their final reports to the Integration Office on December 7 and 8. The Design Phase recommendations will ultimately be presented to the Executive Team which is expected to be selected prior to Day 1. The selected executives will then engage with the teams to complete integration planning work. At that point everyone will be focused on getting ready for Day 1.

As always thank you for your continued input and support as we move forward in our integration efforts.

Feedback

IN is produced by the Corporate Communications Groups of both Exelon and Constellation.

Please direct questions and comments to:

Exelon employees:

IntegrationOffice@exeloncorp.com

Constellation employees:

IntegrationOffice@constellation.com

Ron DeGregorio Chief Integration Officer, Exelon	Steve Woerner Chief Integration Officer, Constellation Energy

INTEGRATION INFORMATION	10/27/2011

Your Vote Counts!

We are excited about the pending merger and the opportunities it brings to both Exelon and Constellation shareholders. Exelon and Constellation have completed the distribution of the joint proxy statement/ prospectus for the special shareholder meetings associated with the proposed merger, both scheduled for Thursday, Nov. 17, 2011. Your vote in support of the Exelon-Constellation merger is important, and we encourage all of our employee-shareholders to promptly vote.

Shareholders of record of Exelon and/or Constellation common stock at the close of business as of Oct. 7, 2011, are entitled to vote their shares as part of this process. Voting can be done on the web, via toll-free telephone number or by mail as described on the proxy cards. Exelon and Constellation shareholders who have questions about the voting process should use the following contacts:

Exelon Corporation employee-shareholders:

MacKenzie Partners, Inc.

(800) 322-2885

Constellation Energy Group, Inc., employee-shareholders:

Innisfree M&A Incorporated

(877) 800-5182

Coming Soon: More of Your Questions Answered

Many of you have submitted questions to the Integration Office and we appreciate your patience and understanding as we work through all of the issues that pertain to our employees and companies. In an effort to answer those questions, another set of employee frequently asked questions will be distributed in the next few weeks. Please understand that there are many issues such as employee benefits and compensation, relocation, job opportunities and individual job impacts that cannot be answered at this time. During the Design Phase these types of decisions are being made and will be communicated in a timely manner. In the meantime, we ask that you continue to share your feedback and keep an open dialogue with your leaders.

Maryland Public Service Commission Meetings Begin

The Maryland Public Service Commission hearings are currently scheduled to begin on October 31 and run through November 18, with hearing each business day. November 21 and 22 dates have also been reserved. Throughout the hearings, Exelon and Constellation will focus on the numerous public benefits of the transaction for the state of Maryland, City of Baltimore, and in particular, BGE customers. As the hearings continue we will update you on the progress and outcomes.

Executive Bios

As we finalize our introduction of employees to Chris Crane’s direct reports effective with closing of the merger, here are the biographies of the utility CEOs named in the Sept. 9 press announcement.

INTEGRATION INFORMATION	10/27/2011

Craig L. Adams

Current Title Senior Vice President, Exelon; Senior Vice President and Chief Operating Officer, PECO Future Title Chief Executive Officer, PECO Profile

As chief operating officer, Adams leads PECO’s electric and gas transmission and distribution operations, construction and maintenance, engineering and technical services, investment strategy, safety, environmental, training, fleet, supply operations, real estate and facilities, and human resources. These functions at PECO consist of approximately 2,000 craft, professional and support employees. He also ensures the operating groups are well integrated and focused on safety, reliability, and customer satisfaction.

Professional History

Adams rejoined PECO’s leadership team after serving most recently as chief supply officer for Exelon Business Services and previously as senior vice president for Operations Support for PECO and its sister utility, Commonwealth Edison (ComEd), which serves northern Illinois. As chief supply officer, Adams led an award-winning supplier diversity program and leveraged the scale of Exelon’s $2 billion spending in materials and services. Prior to that, from 1998 to 2003, Adams served as vice president, Contractor and Supply Management for PECO, and later for ComEd as well.

Additionally, Adams’ career includes more than 20 years in the operation and support of commercial and military nuclear power plants. This vocation began with his service in the United States Army. He joined PECO in 1989 after a six-year management stint with Public Service Electric and Gas Company (PSE&G) in New Jersey.

Civic Involvement

Adams remains actively involved in the engineering and managerial communities. Civically, he holds board positions in a number of educational and community organizations in the Philadelphia area, such as Camphill Special School, and Leadership Philadelphia.

Education

Adams holds a Bachelor’s degree in mathematics and economics from the State University of New York, in Albany.

Kenneth W. DeFontes, Jr.

Current and Future Title

President and CEO, Baltimore Gas and Electric Company; Senior Vice President, Constellation Energy

Future Title

Chief Executive Officer, Baltimore Gas and Electric Company

Profile

Kenneth W. DeFontes, Jr. is president and chief executive officer of Baltimore Gas and Electric Company (BGE).

INTEGRATION INFORMATION	10/27/2011

(Kenneth W. Defontes, Jr. continued)

DeFontes joined BGE in 1972 as an associate engineer and has held various leadership positions, including supervisor, general supervisor, manager and vice president. DeFontes served in the Maryland Air National Guard from 1972 to 1978 and was honorably discharged as staff sergeant. He is a member of the American Society of Mechanical Engineers and a board member of the American Gas Association, Southeastern Electric Exchange and Reliability First Corporation.

Civic Involvement

DeFontes serves on the St. Joseph Medical Center operating board of trustees, Economic Alliance of Greater Baltimore board of directors, Johns Hopkins Whiting School of Engineering national advisory council, and the Harford Flying Club. Mr. DeFontes was recently elected chairman of the board of the Baltimore Symphony Orchestra.

Education

DeFontes holds a bachelor’s degree in engineering from Swarthmore College in Pennsylvania and a master’s degree in business administration from Loyola University in Maryland. A resident of Baltimore County, Md., Mr. DeFontes is married and has one son.

Anne R. Pramaggiore

Current and Future Title President, Chief Operating Officer, ComEd Future Title Chief Executive Officer, ComEd Profile

Trained as a lawyer, Pramaggiore joined ComEd’s legal team in 1998, recognizing the opportunity to make an impact in what was essentially the last regulated industry to undergo restructuring. She then received a promotion into ComEd’s regulatory area, where she ultimately became responsible for directing the company’s successful transition into an open and competitive electricity market. In 2007, after months of debate and negotiation, Pramaggiore helped strike an accord that provided Illinois residents with $1 billion in rate relief, while preserving the state’s competitive electricity market and protecting ComEd from potential bankruptcy.

Prior to her current position, Pramaggiore served as executive vice president of Customer Operations, Regulatory and External Affairs. In that role, Pramaggiore oversaw distribution and transmission rate making, customer operations and state regulatory affairs and strategy for ComEd. Additional responsibilities included the administration of environmental stewardship activities designed to promote customer satisfaction.

Pramaggiore was promoted to her current position in May 2009. She is the first female to hold the post of president and the highest-ranking woman at the electric utility.

Civic Involvement

Pramaggiore serves as a board member of the Lookingglass Theatre, the Financial Research Institute and the Lincoln Park Zoo, and is a member of the Art Institute of Chicago’s Committee on Conservation and the Committee on Museum Education. She also is a member of The Chicago Network, an organization of diverse female professionals in Chicagoland dedicated to the advancement of women.

Education

Pramaggiore is a 1989 graduate of DePaul University School of Law and served as editor-in-chief of the school’s Law Review. She has a bachelor’s degree in Communications and Theater from Miami University, Oxford, Ohio.

INTEGRATION INFORMATION	10/27/2011

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.

© Exelon Corporation, 2011

© Constellation Energy Group, 2011

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk

Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.